Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021

Condensed Consolidated Interim Statements of Financial Position
At June 30, 2022 and December 31, 2021
(Expressed in thousands of United States dollars)

	Note	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$159,693	$305,498
Restricted cash		14,727	—
Marketable securities	3(a), 8(a), 8(b)(iv)	97,720	240,530
Trade and other receivables		96,774	50,260
Inventories	4	219,999	201,622
Derivative assets	8(a)	48,010	124,234
Prepaid expenses and other current assets		38,236	33,549
Assets held for sale	3(a)	—	207,538
		675,159	1,163,231
Non-current assets
Restricted cash		8,311	20,444
Inventories	4	161,415	124,265
Mineral properties, plant and equipment	5	2,654,872	2,497,919
Investments in associates	6	149,538	125,313
Deferred income tax assets		8,656	10,576
Other non-current assets		32,548	25,613
Total assets		$3,690,499	$3,967,361

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$171,690	$190,116
Current portion of loans and borrowings	7	26,667	26,667
Derivative liabilities	8(b)	13,839	77,699
Other current liabilities		21,156	22,339
Liabilities relating to assets held for sale	3(a)	—	85,745
		233,352	402,566
Non-current liabilities
Loans and borrowings	7	605,193	514,015
Reclamation and closure cost provisions		93,336	95,565
Derivative liabilities	8(b)	7,723	7,158
Deferred income tax liabilities		314,252	312,198
Other non-current liabilities		45,227	50,514
Total liabilities		1,299,083	1,382,016
Shareholders’ equity
Common shares	9(a)	2,027,109	2,006,777
Reserves		41,216	47,038
Accumulated other comprehensive income (“AOCI”)		(40,774)	84,939
Retained earnings		363,865	446,591
Total equity		2,391,416	2,585,345
Total liabilities and equity		$3,690,499	$3,967,361
Commitments and contingencies (notes 5, 8(b)(v) and 17)
Subsequent event (note 7)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of (Loss) Income
For the three and six months ended June 30, 2022 and 2021
(Expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021(1)	2022	2021(1)
Revenue		$224,621	$226,223	$447,782	$455,925
Cost of sales
Operating expense	10	(170,677)	(139,894)	(323,027)	(286,692)
Depreciation and depletion		(36,950)	(45,037)	(79,266)	(83,697)
		(207,627)	(184,931)	(402,293)	(370,389)
Income from mine operations		16,994	41,292	45,489	85,536
Care and maintenance expense		(4,732)	(7,166)	(5,139)	(9,178)
Exploration expense		(4,536)	(4,722)	(7,724)	(7,689)
General and administration expense	11	(11,074)	(15,490)	(22,904)	(22,849)
Income from operations		(3,348)	13,914	9,722	45,820
Finance expense		(8,193)	(11,839)	(17,614)	(20,520)
Finance income		912	246	1,721	620
Share of net (loss) income of associates	6	(5,894)	356	(7,474)	(2,304)
Other (expense) income	12	(32,700)	385,196	(51,698)	434,531
(Loss) income before taxes		(49,223)	387,873	(65,343)	458,147
Income tax (expense) recovery		(29,493)	15,812	(33,152)	(4,145)
Net (loss) income		$(78,716)	$403,685	$(98,495)	$454,002

Net (loss) income per share
Basic	13	$(0.26)	$1.37	$(0.33)	$1.69
Diluted	13	$(0.26)	$1.19	$(0.33)	$1.44
Weighted average shares outstanding
Basic	13	303,684,956	295,027,749	302,900,403	268,946,914
Diluted	13	303,684,956	343,632,881	302,900,403	317,762,548
(1)    See Note 2(c)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and six months ended June 30, 2022 and 2021
(Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021(1)	2022	2021(1)
Net (loss) income		$(78,716)	$403,685	$(98,495)	$454,002
Other comprehensive (loss) income (“OCI”)
Items that may be reclassified subsequently to net income:
Foreign currency translation		(12,681)	874	(6,201)	874
Reclassification of cumulative foreign currency translation gain relating to Mercedes to net loss	3(a)	(1,601)	—	(1,601)	—
Items that will not be reclassified subsequently to net (loss) income:
Net (decrease) increase in fair value of marketable securities and other investments in equity instruments		(56,498)	37,421	(119,783)	37,421
Income tax recovery (expense) relating to change in fair value of marketable securities and other investments in equity instruments		9,098	(5,051)	17,641	(5,051)
		(61,682)	33,244	(109,944)	33,244
Total comprehensive (loss) income		$(140,398)	$436,929	$(208,439)	$487,246
(1)    See Note 2(c)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2022 and 2021
(Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021(1)	2022	2021(1)
Cash provided by (used in):
Operating activities
Net (loss) income for the period		$(78,716)	$403,685	$(98,495)	$454,002
Adjustments for:
Depreciation and depletion		37,250	45,833	79,856	85,612
Finance expense		8,193	11,839	17,614	20,520
Change in fair value of derivatives	12	39,288	(32,852)	48,484	(86,788)
Settlements of derivatives	8(b)(i),(ii)	(11,212)	(10,886)	(23,384)	(20,974)
Gain on bargain purchase of Premier Gold Mines Limited ("Premier")	12	—	(81,432)	—	(81,432)
Gain on disposal of assets	12	(792)	(93,789)	(382)	(90,642)
Gain on reclassification of investment in Solaris Resources Inc.	12	—	(186,067)	—	(186,067)
Unrealized foreign exchange (gain) loss		(3,238)	2,939	10,933	5,831
Share-based compensation expense	9(c)	276	4,023	2,088	4,141
Income tax expense (recovery)		29,493	(15,812)	33,152	4,145
Income taxes paid		(8,274)	(14,180)	(14,423)	(15,140)
Other		4,150	(1,701)	(5,565)	354
Operating cash flow before non-cash changes in working capital		16,418	31,600	49,878	93,562
Non-cash changes in working capital	15	(43,299)	(10,361)	(93,113)	7,041
		(26,881)	21,239	(43,235)	100,603
Investing activities
Expenditures on mineral properties, plant and equipment		(142,202)	(94,408)	(266,082)	(165,282)
Purchase of marketable securities	8(a)	(5,260)	—	(5,260)	—
Disposition of marketable securities	8(b)(iv)	40,060	—	40,060	—
Investments in associates	6	(3,343)	(10,208)	(3,343)	(30,957)
Investment in Greenstone Gold Mines LP		—	(51,000)	—	(51,000)
Acquisition of Premier		—	8,267	—	8,267
Net proceeds on disposal of assets	3(a),(b)	55,604	88,945	55,604	91,945
Other		(2,422)	1,327	(3,363)	(982)
		(57,563)	(57,077)	(182,384)	(148,009)
Financing activities
Draw down on Credit Facility	7	100,000	—	100,000	—
Repayment of loans and borrowings		(6,666)	(17,649)	(13,333)	(17,649)
Interest paid		(6,402)	(6,120)	(11,824)	(11,420)
Lease payments		(5,916)	(5,184)	(11,431)	(8,950)
Net proceeds from issuance of shares		—	59,498	—	59,498
Proceeds from exercise of warrants and stock options	9(a)	1,430	14,465	11,432	15,675
		82,446	45,010	74,844	37,154
Effect of foreign exchange on cash and cash equivalents		(4,094)	4,422	395	(750)
(Decrease) increase in cash and cash equivalents		(6,092)	13,594	(150,380)	(11,002)
Cash and cash equivalents – beginning of period		165,785	320,330	310,073	344,926
Cash and cash equivalents – end of period		$159,693	$333,924	$159,693	$333,924
(1)    See Note 2(c)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2022 and 2021
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves	AOCI	Retained Earnings (Deficit)	Total
Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	8(b)(iii), 9(a)	2,567,790	20,332	(8,297)	—	—	12,035
Share-based compensation	9(c)	—	—	2,475	—	—	2,475
Disposition of marketable securities	8(b)(iv)	—	—	—	(15,769)	15,769	—
Net loss and total comprehensive loss		—	—	—	(109,944)	(98,495)	(208,439)
Balance – June 30, 2022		303,892,394	$2,027,109	$41,216	$(40,774)	$363,865	$2,391,416

Balance – December 31, 2020		242,354,406	$1,518,042	$38,779	$—	$(108,298)	$1,448,523
Shares and options issued on acquisition of Premier		47,373,723	399,613	8,155	—	—	407,768
Shares issued in private placements		7,500,000	59,595	—	—	—	59,595
Shares issued on exercise of warrants and stock options, and settlement of RSUs	8(b)(iii), 9(a)	3,220,801	26,218	(6,446)	—	—	19,772
Share-based compensation	9(c)	—	—	4,939	—	—	4,939
Share issue costs		—	(97)	—	—	—	(97)
Net income and total comprehensive income	2(c)	—	—	—	33,244	454,002	487,246
Balance – June 30, 2021		300,448,930	$2,003,371	$45,427	$33,244	$345,704	$2,427,746
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company's corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”) in which the Company has a 60% interest.
On April 21, 2022, the Company completed the sale of its Mercedes Mine in Mexico ("Mercedes"), the assets and liabilities of which were classified as held for sale at December 31, 2021 (note 3(a)).
On April 7, 2021, the Company completed the acquisition of Premier ("the Premier Acquisition") which included the acquisition of a 50% interest in Greenstone and a 100% interest in Mercedes. On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone. The results of operations of Premier and the additional 10% interest in Greenstone are included in these condensed consolidated interim financial statements from the dates of acquisition.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards ("IFRS") and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021. The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2021.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 3, 2022.
(b)Amended IFRS standard not yet effective
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.
(c)Retrospective adjustment relating to the accounting for the Premier Acquisition
At December 31, 2021, the Company finalized the fair value measurements of the assets acquired and liabilities assumed in connection with the Premier Acquisition. Upon finalization of the acquisition-date fair values of the assets acquired and liabilities assumed, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date and recognized a bargain purchase gain of $81.4 million during the three and six months ended June 30, 2021. As a result of the retrospective adjustments to the provisional amounts recognized for the assets acquired and liabilities assumed in the Premier Acquisition, the Company made adjustments to recognize an additional $4.2 million in depreciation and depletion, $0.1 million in exploration expense and $0.8 million in deferred tax recovery for the three and six months ended June 30, 2021.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
3.    CORPORATE TRANSACTIONS
(a)Sale of Mercedes
On April 21, 2022, the Company completed the sale of Mercedes, the assets and liabilities of which were classified as held for sale at December 31, 2021, to Bear Creek Mining Corporation (“Bear Creek”) (the “Mercedes Transaction”) for the following consideration:
•$75 million in cash paid on closing of the Mercedes Transaction;
•$25 million in cash payable within six months of closing of the Mercedes Transaction;
•24,730,000 common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek following the close of the Mercedes Transaction; and
•a 2% net smelter return ("NSR") on production from Mercedes.
The fair value of the consideration received totaled $135.4 million which included the fair values of the cash payment received on closing, the receivable of $24.6 million, the equity interest in Bear Creek of $23.3 million, the 2% NSR on production from Mercedes of $9.9 million and a working capital adjustment of $2.6 million. The fair value of the Bear Creek common shares received was determined based on Bear Creek's quoted common share price of C$1.18 ($0.94) per share on the date of disposition. The fair value of the NSR was estimated using a discounted cash flow model. The Company recognized a loss on sale of $7.0 million in other expense for the three and six months ended June 30, 2022, which represents the difference between the fair value of the consideration received, net of transaction costs of $3.8 million, and the carrying amounts of the assets and liabilities derecognized, and the cumulative foreign currency translation gain of $1.6 million reclassified from AOCI to net loss related to certain subsidiaries disposed of which had a functional currency that is other than the US dollar ("USD").
The equity interest in Bear Creek is included within marketable securities and measured at fair value through OCI ("FVOCI") with changes in fair value recognized in OCI. On initial recognition, the NSR was recognized as mineral properties. The NSR was subsequently sold on June 28, 2022 (note 3(b)).
(b)Sale of royalty interests and other assets
On June 28, 2022, the Company completed the sale of a portfolio of royalty interests and other assets to Sandbox Royalties Corp ("Sandbox"), formerly Rosedale Resources Ltd., in exchange for 51,933,661 common shares of Sandbox, representing a 35% interest with a total fair value of $28.4 million, and recognized a gain on sale of $8.5 million in other expense for the three and six months ended June 30, 2022. The fair value of the Sandbox common shares received was determined based on the concurrent private placement common share price of C$0.70 ($0.54) per share. The portfolio was mainly comprised of the Mercedes NSR royalty asset (note 3(a)), the Pilar NSR royalty asset that the Company received as partial consideration for the sale of its Pilar Mine ("Pilar") in April 2021, and certain cash received and receivable from a previous asset sale. Concurrent with the sale, Sandbox also acquired a portfolio of royalty interests from Sandstorm Gold Royalties (together with the purchase of royalty interests and other assets from Equinox Gold, collectively referred to as the "Sandbox Transaction") in exchange for common shares of Sandbox, a convertible promissory note payable and cash.
In connection with the Sandbox Transaction, the Company participated in the Sandbox private placement financing, purchasing 6,155,912 common shares of Sandbox at C$0.70 per share, for a total investment of $3.3 million. Subsequent to the financing, the Company's interest in Sandbox was reduced to 34.4%.
The Company's 34.4% interest in Sandbox is accounted for as an investment in associate (note 6) using the equity method.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
4.    INVENTORIES

	June 30, 2022	December 31, 2021
Heap leach ore	$306,489	$258,197
Stockpiled ore	8,313	11,118
Work-in-process	16,325	17,400
Finished goods	3,747	3,395
Supplies	46,540	35,777
Total inventories	$381,414	$325,887

Classified and presented as:
Current	$219,999	$201,622
Non-current	161,415	124,265
	$381,414	$325,887
The non-current inventories at June 30, 2022 and December 31, 2021 relate to heap leach ore at the Mesquite Mine ("Mesquite") and the Castle Mountain Mine ("Castle Mountain") not expected to be recovered within 12 months of the reporting date.
At June 30, 2022, the Company's total provision for obsolete and slow-moving supplies inventories was $16.6 million (December 31, 2021 – $14.1 million).
During the three and six months ended June 30, 2022, the Company recognized within cost of sales $11.6 million and $19.2 million, respectively (2021 – $3.6 million and $15.5 million, respectively) in write-downs of inventories to net realizable value, mainly relating to heap leach ore at the Los Filos Mine ("Los Filos").
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment(1)	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2021	$1,898,978	$666,243	$177,898	$51,424	$2,794,543
Additions	97,318	33,916	165,224	—	296,458
Disposals	(22,035)	(1,496)	—	—	(23,531)
Change in reclamation and closure cost asset	(7,797)	—	—	—	(7,797)
Foreign currency adjustment	(6,824)	(134)	(2,587)	(156)	(9,701)
Balance – June 30, 2022	$1,959,640	$698,529	$340,535	$51,268	$3,049,972

Accumulated depreciation and depletion
Balance – December 31, 2021	$183,002	$113,622	$—	$—	$296,624
Additions	65,248	34,887	—	—	100,135
Disposals	(514)	(1,088)	—	—	(1,602)
Foreign currency adjustment	—	(57)	—	—	(57)
Balance – June 30, 2022	$247,736	$147,364	$—	$—	$395,100

Net book value
At December 31, 2021	$1,715,976	$552,621	$177,898	$51,424	$2,497,919
At June 30, 2022	$1,711,904	$551,165	$340,535	$51,268	$2,654,872
(1)    Included in plant and equipment additions during the six months ended June 30, 2022 was $2.4 million in additions to right-of-use assets.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
During the six months ended June 30, 2022, the Company capitalized $39.3 million and $125.0 million of costs incurred at the Santa Luz Project ("Santa Luz") and Greenstone, respectively, to construction-in-progress. In addition, the Company capitalized $3.7 million of borrowing costs incurred to construction-in-progress and $3.9 million of depreciation and depletion to mineral properties and construction-in-progress.
Mineral properties at June 30, 2022 includes $502.4 million (December 31, 2021 – $510.7 million) relating to mineral interests at Los Filos, Santa Luz and Greenstone which are currently not subject to depletion.
Certain of the Company's mineral properties are subject to royalty arrangements based on their NSRs, gross revenues and other measures. At June 30, 2022, the Company's significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average life of mine NSR of 2%
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 1.5% EBITDA; 0.5% gross revenues
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales
Santa Luz	1.375% of gross gold sales; 2% of gross sales
6.    INVESTMENTS IN ASSOCIATES
At June 30, 2022, the Company had a 25.3% interest in i-80 Gold Corp. ("i-80 Gold") and a 34.4% interest in Sandbox (December 31, 2021 – 25.5% interest in i-80 Gold).
The following table summarizes the changes in the carrying amounts of the Company’s investments in i-80 Gold and Sandbox during the six months ended June 30, 2022:

	i-80 Gold	Sandbox	Total
Balance – December 31, 2021	$125,313	$—	$125,313
Received as consideration in Sandbox Transaction	—	28,356	28,356
Shares acquired	—	3,343	3,343
Share of net loss	(7,474)	—	(7,474)
Balance – June 30, 2022	$117,839	$31,699	$149,538
As consideration for the assets sold to Sandbox (note 3(b)), the Company received 51,933,661 common shares of Sandbox, representing a 35% interest in Sandbox, with a total fair value of $28.4 million. Sandbox is a mining royalty corporation with royalty assets primarily located in the Americas and Europe. In connection with the Sandbox Transaction, the Company participated in Sandbox's private placement financing, purchasing 6,155,912 common shares for a total consideration of $3.3 million.
Summarized financial information in respect of i-80 Gold as at June 30, 2022 and December 31, 2021 is set out below. The summarized financial information is based on amounts included in i-80 Gold's most recent available consolidated financial statements prepared in accordance with IFRS as of March 31, 2022 and September 30, 2021, respectively, adjusted for certain material transactions during the three months ended December 31, 2021, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of interest in the associate.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
6.    INVESTMENTS IN ASSOCIATES (CONTINUED)

	i-80 Gold
	June 30, 2022	December 31, 2021
Cash and cash equivalents	$65,057	$51,627
Other current assets	35,563	55,606
Non-current assets	539,246	131,426
Total assets	639,866	238,659
Other current liabilities	33,030	12,956
Non-current financial liabilities	43,350	37
Other non-current liabilities	175,905	18,456
Total liabilities	252,285	31,449
Net assets (100%)	387,581	207,210
Equinox Gold's share of net assets	98,103	52,814
Adjustments to Equinox Gold's share of net assets	19,736	72,499
Carrying amount	$117,839	$125,313
7.    LOANS AND BORROWINGS

	June 30, 2022	December 31, 2021
Credit Facility	$367,794	$279,621
2020 Convertible Notes	130,720	129,320
2019 Convertible Notes	133,346	131,741
Total loans and borrowings	$631,860	$540,682

Classified and presented as:
Current	$26,667	$26,667
Non-current	605,193	514,015
	$631,860	$540,682
In May 2022, the Company drew down $100 million on its $400 million revolving term credit facility (the "Revolving Facility"). At June 30, 2022, the Credit Facility was comprised of the Revolving Facility which matures on March 8, 2024 and a $100 million non-revolving term loan ("Term Loan") which matures on March 10, 2025.
The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. At June 30, 2022, the Company was in compliance with these covenants.
On July 12, 2022, the Company drew down an additional $99.8 million on the Revolving Facility.
On July 28, 2022, the Company amended its Credit Facility, increasing the Revolving Facility size from $400 million to $700 million and extending the maturity from March 8, 2024 to July 28, 2026 (the "Amended Credit Facility"). The Amended Credit Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. Upon closing of the Amended Credit Facility, the Company rolled the outstanding principal balance of $73.3 million under the Term Loan into the Revolving Facility. Amounts drawn under the Amended Credit Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin of 2.25% to 3.50%, based on the Company's total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company's derivative assets measured at fair value through profit or loss ("FVTPL"):

	June 30, 2022	December 31, 2021
Solaris Warrants	$45,026	$122,919
i-80 Gold Warrants	21	581
Gold deliveries	1,018	952
Foreign exchange contracts (note 8(b)(ii))	1,945	—
	$48,010	$124,452

Classified and presented as:
Current	$48,010	$124,234
Non-current	—	218
	$48,010	$124,452
Solaris Warrants
The following table summarizes the change in Solaris Warrants outstanding during the six months ended June 30, 2022:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	10,218,750	$1.74
Exercised	(1,000,000)	6.75
Outstanding – June 30, 2022	9,218,750	$1.20
At June 30, 2022, the Company held 9,218,750 warrants that are each exercisable into one common share of Solaris Resources Inc. ("Solaris") at an exercise price of C$1.20. 1.7 million of the outstanding warrants at June 30, 2022 expire in November 2022, with the remaining warrants expiring in May 2023. On April 28, 2022, the Company exercised one million warrants to purchase one million common shares of Solaris at C$6.75 per share. The total investment of $9.8 million, which includes the fair value of the warrants derecognized on exercise of $4.5 million, was recognized as marketable securities measured at FVOCI.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris Warrants during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance – beginning of period	$86,595	$3,316	$122,919	$—
Exercised	(4,497)	—	(4,497)	—
Reclassification of investment in Solaris	—	61,671	—	61,671
Change in fair value	(37,072)	21,097	(73,396)	24,413
Balance – end of period	$45,026	$86,084	$45,026	$86,084

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
The fair values of the Solaris Warrants at June 30, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average assumptions:

	June 30, 2022	December 31, 2021
Risk-free rate	3.17%	0.78%
Expected life	0.8 years	1.0 year
Expected volatility	56.3%	62.8%
Expected dividend	0.0%	0.0%
Exercise price (C$)	$1.20	$1.74
Share price (C$)	$7.46	$16.94
(b)Derivative liabilities
The following is a summary of the Company's derivative liabilities measured at FVTPL:

	June 30, 2022	December 31, 2021
Gold collar and forward contracts(i)	$10,641	$33,336
Foreign exchange contracts(ii)	2,114	12,061
Equinox Gold warrant liability(iii)	1,381	5,177
Solaris warrant liability(iv)	—	27,697
Contingent consideration – Greenstone(v)	7,426	6,586
	$21,562	$84,857

Classified and presented as:
Current	$13,839	$77,699
Non-current	7,723	7,158
	$21,562	$84,857
(i)Gold collar and forward contracts
As part of the Company's acquisition of Leagold Mining Corporation in March 2020, the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,425 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At June 30, 2022, the Company had 11,250 ounces and 13,750 ounces remaining to be delivered under its gold collar and forward contracts, respectively.
The gold collar and forward contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the gold collar and forward contracts outstanding during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance – beginning of period	$27,893	$49,325	$33,336	$91,393
Change in fair value	(5,078)	10,139	1,693	(21,611)
Settlements	(12,174)	(10,785)	(24,388)	(21,103)
Balance – end of period	$10,641	$48,679	$10,641	$48,679

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Foreign exchange contracts
The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal ("BRL"), the Mexican Peso ("MXN") and the Canadian Dollar ("CAD"). At June 30, 2022, the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options' weighted average strike price	Put options' weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$74,091	$4,000	4.98	5.90
MXN	83,000	10,000	20.39	23.87
CAD(1)	93,168	9,317	1.28	1.31
(1)    USD notional amount calculated as the CAD notional amount translated using the spot exchange rate at June 30, 2022.
At June 30, 2022, the Company also had in place forward contracts to purchase CAD at a USD:CAD fixed foreign exchange rate of 1.28 for a USD notional amount of $16.4 million per month to September 2022.
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance – beginning of period	$(6,032)	$23,851	$12,061	$12,507
Change in fair value	5,239	(18,853)	(12,896)	(7,739)
Settlements	962	(101)	1,004	129
Balance – end of period	$169	$4,897	$169	$4,897
The fair value of the foreign exchange contracts at June 30, 2022 was a net liability of $0.2 million (December 31, 2021 – $12.1 million) which was presented as follows:

	June 30, 2022	December 31, 2021
Net liability presented as:
Current derivative assets	$1,945	$—
Current derivative liabilities	(1,817)	(11,489)
Non-current derivative liabilities	(297)	(572)
	$(169)	$(12,061)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Equinox Gold warrant liability
The following table summarizes the changes in the Company's outstanding share purchase warrants, which have exercise prices denominated in Canadian dollars and are therefore accounted for as derivative financial liabilities measured at FVTPL with changes in fair value recognized in other income or expense:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	1,669,517	$8.69
Exercised	(393,400)	10.42
Expired	(662,000)	10.81
Outstanding – June 30, 2022	614,117	$5.30
The following table summarizes information about the Company's outstanding share purchase warrants at June 30, 2022:

Range of exercise price (C$)	Number of warrants	Weighted average exercise price (C$)	Expiry dates
$5.05 - $5.30(1)	614,117	$5.30	December 2022 - May 2023
(1)    The outstanding warrants at June 30, 2022 are exercisable into one common share of Equinox Gold and one-quarter of a common share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.
The following table summarizes the changes in the carrying amounts of the Company's outstanding share purchase warrants during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance – beginning of period	$4,058	$19,319	$5,177	$50,666
Exercised	—	(2,734)	(603)	(4,097)
Issued in Premier Acquisition	—	505	—	505
Change in fair value	(2,677)	(8,112)	(3,193)	(38,096)
Balance – end of period	$1,381	$8,978	$1,381	$8,978
The fair values of the Company's outstanding share purchase warrants at June 30, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average inputs:

	June 30, 2022	December 31, 2021
Risk-free rate	2.93%	0.34%
Expected life	0.84 years	0.61 years
Expected volatility	58.6%	46.8%
Expected dividend	0.0%	0.0%
Share price (C$)	$7.61	$11.60

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iv)Solaris warrant liability
In connection with the sale of the Company's partial interest in Solaris in April 2021, the Company granted share purchase warrants that are exercisable into five million common shares of Solaris held by the Company at a price of C$10.00 per share to the buyer. The warrants were accounted for as current derivative financial liabilities measured at FVTPL with changes in fair value recognized in other income or expense.
On April 20, 2022, all the outstanding warrants were exercised. The Company received $40.1 million (C$50 million) on exercise of the warrants and derecognized the carrying amounts of the marketable securities and Solaris warrant liability of $56.4 million and $16.3 million, respectively. In addition, the Company transferred the cumulative gain of $15.8 million, net of tax of $2.5 million, from AOCI to retained earnings.
The following table summarizes the changes in the carrying amounts of the Company's outstanding share purchase warrants during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance – beginning of period	$9,381	$—	$27,697	$—
Issued in connection with sale of partial interest in Solaris	—	9,107	—	9,107
Change in fair value	6,932	5,207	(11,384)	5,207
Exercised	(16,313)	—	(16,313)	—
Balance – end of period	$—	$14,314	$—	$14,314
(v)Contingent consideration - Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed contingent payment obligations. The obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone has been accounted for as a derivative financial liability measured at FVTPL. The fair value of the contingent consideration is determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
During the three and six months ended June 30, 2022, the Company recognized a gain of $0.1 million and loss of $0.8 million, respectively (three and six months ended June 30, 2021 – loss of $0.3 million) on revaluation of the derivative liability in other expense.
9.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During the six months ended June 30, 2022, the Company issued 2.6 million common shares on exercise of warrants and stock options and settlement of RSUs and pRSUs (2021 – 3.2 million). The average exercise price of warrants and stock options exercised during the six months ended June 30, 2022 were C$10.42 and C$4.14, respectively (2021 – C$8.07 and C$5.81, respectively).
(b)Share-based compensation plans
Equity-settled RSUs and pRSUs
During the six months ended June 30, 2022, the Company granted 0.5 million equity-settled RSUs and 0.5 million pRSUs to directors, officers and employees with a weighted average grant date fair value of $6.64 and $6.56, respectively. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
9.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share-based compensation plans (continued)
Equity-settled RSUs and pRSUs (continued)
Share-based compensation expense related to the RSUs, based on the grant date fair value, is recognized over the vesting period with the cumulative amount recognized adjusted to reflect the number of RSUs expected to vest at each reporting date. Share-based compensation expense related to the pRSUs that vest based on market conditions is recognized over the three-year vesting period based on the grant date fair value of the award.
Cash-settled RSUs and pRSUs
During the six months ended June 30, 2022, the Company granted 0.4 million cash-settled RSUs and 0.1 million pRSUs to directors, officers and employees with a weighted average grant date fair value of $7.24. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
The fair values of the cash-settled RSUs and pRSUs are recognized as share-based compensation expense over the vesting period with a corresponding increase to liabilities. The liabilities are remeasured at the end of each reporting period and at the date of settlement, based on the current quoted market price of the Company's common shares and the number of RSUs and pRSUs expected to vest, with any changes in fair value recognized in share-based compensation in net income or loss.
(c)Share-based compensation
The following table summarizes the Company's share-based compensation recognized during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
RSUs and pRSUs	$366	$1,262	$1,781	$2,553
PSUs	609	1,513	1,023	506
Deferred Share Units	(670)	(147)	(501)	(463)
Stock options	22	1,436	66	1,586
Total share-based compensation	$327	$4,064	$2,369	$4,182

Recognized in the consolidated financial statements as follows:
Equity-settled:
General and administration expense	$1,382	$2,908	$2,257	$4,463
Operating expense	(122)	211	(63)	435
Capitalized within construction-in-progress	51	41	281	41
Cash-settled:
General and administration (recovery) expense	(647)	843	(253)	(815)
Operating (recovery) expense	(337)	62	147	50
Exploration expense (recovery)	—	(1)	—	8
Total share-based compensation	$327	$4,064	$2,369	$4,182

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
10.    OPERATING EXPENSE
Operating expense during the three and six months ended June 30, 2022 and 2021 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Raw materials and consumables	$73,281	$62,336	$138,558	$118,544
Salaries and employee benefits	31,894	28,435	63,008	57,419
Contractors	36,876	24,497	72,216	48,357
Repairs and maintenance	12,787	8,972	25,539	17,646
Site administration	20,045	16,378	40,816	38,833
Royalties	4,895	5,213	9,464	10,940
	179,778	145,831	349,601	291,739
Change in inventories	(9,101)	(5,937)	(26,574)	(5,047)
Total operating expense	$170,677	$139,894	$323,027	$286,692
11.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and six months ended June 30, 2022 and 2021 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and benefits	$6,282	$3,470	$9,906	$5,894
Share-based compensation	735	3,751	2,004	3,648
Professional fees	2,338	4,533	5,790	6,910
Office and other expenses	1,419	3,368	4,614	5,860
Depreciation	300	368	590	537
Total general and administration expense	$11,074	$15,490	$22,904	$22,849
12.    OTHER (EXPENSE) INCOME
Other (expense) income during the three and six months ended June 30, 2022 and 2021 consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Foreign exchange gain (loss)	$7,935	$(5,549)	$(4,107)	$(4,626)
Change in fair value of gold contracts (note 8(b)(i))	5,078	(10,139)	(1,693)	21,611
Change in fair value of foreign exchange contracts (note 8(b)(ii))	(5,239)	18,853	12,896	7,739
Change in fair value of warrants (notes 8(a),8(b)(iii),8(b)(iv))	(39,552)	24,016	(58,228)	57,316
Loss on sale of Mercedes (note 3(a))	(7,006)	—	(7,006)	—
Gain on bargain purchase of Premier (note 2(c))	—	81,432	—	81,432
Gain on sale of Pilar	—	45,417	—	45,417
Gain on sale of partial interest in Solaris	—	50,300	—	50,300
Gain on reclassification of investment in Solaris	—	186,067	—	186,067
Gain (loss) on disposal of assets (note 3(b))	7,726	(2,721)	7,388	(4,371)
Other expense	(1,642)	(2,480)	(948)	(6,354)
Total other (expense) income	$(32,700)	$385,196	$(51,698)	$434,531

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
13.    NET (LOSS) INCOME PER SHARE
The calculations of basic and diluted net (loss) income per share ("EPS") for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended June 30,
	2022			2021
	Weighted average shares outstanding	Net (loss)	Net (loss) per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	303,684,956	$(78,716)	$(0.26)	295,027,749	$403,685	$1.37
Dilutive stock options	—	—		1,453,424	—
Dilutive RSUs and pRSUs	—	—		1,707,062	—
Dilutive Convertible Notes	—	—		44,458,210	4,318
Dilutive warrants	—	—		986,436	(336)
Diluted EPS	303,684,956	$(78,716)	$(0.26)	343,632,881	$407,667	$1.19

	Six months ended June 30,
	2022			2021
	Weighted average shares outstanding	Net (loss)	Net (loss) per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	302,900,403	$(98,495)	$(0.33)	268,946,914	$454,002	$1.69
Dilutive stock options	—	—		1,381,982	—
Dilutive RSUs and pRSUs	—	—		1,743,483	—
Dilutive Convertible Notes	—	—		44,458,210	8,635
Dilutive warrants	—	—		1,231,959	(5,859)
Diluted EPS	302,900,403	$(98,495)	$(0.33)	317,762,548	$456,778	$1.44

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
14.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company's reportable operating segments as reported to the Company's chief operating decision maker:

Three months ended June 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$63,732	$(29,873)	$(11,722)	$—	$—	$22,137
Castle Mountain	12,542	(6,666)	(1,086)	(6)	—	4,784
Los Filos	59,432	(65,603)	(9,839)	(88)	—	(16,098)
Mercedes(1)	4,899	(3,124)	—	(2)	—	1,773
Aurizona	37,342	(32,907)	(4,999)	(567)	—	(1,131)
Fazenda	24,758	(17,255)	(7,681)	(507)	—	(685)
RDM	12,800	(12,025)	(1,623)	(1,195)	(4,688)	(6,731)
Santa Luz(2)	9,116	(3,224)	—	(2,080)	—	3,812
Greenstone	—	—	—	(76)	—	(76)
Corporate	—	—	—	(15)	(11,118)	(11,133)
	$224,621	$(170,677)	$(36,950)	$(4,536)	$(15,806)	$(3,348)

Three months ended June 30, 2021
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$44,760	$(27,844)	$(4,536)	$(3)	$—	$12,377
Castle Mountain	11,440	(4,186)	(882)	(209)	—	6,163
Los Filos	50,604	(49,389)	(8,121)	(85)	(7,137)	(14,128)
Mercedes(1)	19,291	(9,479)	(7,949)	(15)	—	1,848
Aurizona	49,912	(25,331)	(7,702)	(909)	—	15,970
Fazenda	23,608	(12,541)	(6,690)	(1,665)	—	2,712
RDM	24,982	(13,007)	(3,823)	(10)	—	8,142
Santa Luz	—	—	—	(1,701)	—	(1,701)
Greenstone(3)	—	—	—	—	(1,032)	(1,032)
Corporate and other(4)	1,626	1,883	(5,334)	(125)	(14,487)	(16,437)
	$226,223	$(139,894)	$(45,037)	$(4,722)	$(22,656)	$13,914

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
14.    SEGMENT INFORMATION (CONTINUED)

Six months ended June 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$95,413	$(53,675)	$(17,143)	$—	$—	$24,595
Castle Mountain	22,419	(11,429)	(1,905)	(6)	—	9,079
Los Filos	130,904	(128,363)	(21,071)	(177)	—	(18,707)
Mercedes(1)	28,806	(15,430)	(752)	(651)	—	11,973
Aurizona	81,802	(55,474)	(15,880)	(979)	—	9,469
Fazenda	52,675	(31,168)	(19,096)	(744)	—	1,667
RDM	26,243	(23,813)	(3,419)	(2,027)	(5,061)	(8,077)
Santa Luz(2)	9,520	(3,675)	—	(2,640)	—	3,205
Greenstone	—	—	—	(438)	—	(438)
Corporate	—	—	—	(62)	(22,982)	(23,044)
	$447,782	$(323,027)	$(79,266)	$(7,724)	$(28,043)	$9,722

Six months ended June 30, 2021
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$86,189	$(52,795)	$(8,633)	$—	$—	$24,761
Castle Mountain	16,856	(6,374)	(1,388)	(665)	—	8,429
Los Filos	101,340	(106,327)	(15,658)	(170)	(8,226)	(29,041)
Mercedes(1)	19,291	(9,479)	(7,949)	(15)	—	1,848
Aurizona	108,074	(48,117)	(17,369)	(1,650)	—	40,938
Fazenda	54,370	(25,046)	(15,571)	(2,945)	—	10,808
RDM	53,041	(27,846)	(9,774)	(74)	—	15,347
Santa Luz	—	—	—	(1,933)	(397)	(2,330)
Greenstone(3)	—	—	—	—	(1,032)	(1,032)
Corporate and other(4)	16,764	(10,708)	(7,355)	(237)	(22,372)	(23,908)
	$455,925	$(286,692)	$(83,697)	$(7,689)	$(32,027)	$45,820
(1)The above segment information for the three and six months ended June 30, 2022 and 2021 includes the results of Mercedes from April 7, 2021, the date of acquisition as part of the Premier Acquisition, to April 21, 2022, the date of disposition (note 3(a)).
(2)The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz had not yet reached commercial production as at June 30, 2022.
(3)The above segment information for the three and six months ended June 30, 2021 includes the Company's 50% share of the results of Greenstone from April 7, 2021, the date of acquisition as part of the Premier Acquisition, and its 60% share of the results of Greenstone from April 16, 2021.
(4)Corporate and other for the three and six months ended June 30, 2021 includes the results of Pilar until April 16, 2021, the date of disposition.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
14.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Mesquite	$317,483	$332,555	$(70,774)	$(74,543)
Castle Mountain	282,051	261,631	(22,059)	(25,607)
Los Filos	1,115,652	1,108,533	(266,717)	(274,664)
Mercedes(1)	—	207,538	—	(85,849)
Aurizona	321,258	363,703	(37,284)	(51,546)
Fazenda	129,372	138,143	(40,148)	(41,325)
RDM	143,030	119,468	(18,353)	(20,515)
Santa Luz	290,740	234,490	(29,843)	(22,016)
Greenstone	641,361	498,529	(127,916)	(120,657)
Corporate and other(2)	449,552	702,771	(685,989)	(665,294)
	$3,690,499	$3,967,361	$(1,299,083)	$(1,382,016)
(1)At December 31, 2021, the assets and liabilities of Mercedes were classified as held for sale. Mercedes was sold on April 21, 2022 (note 3(a)).
(2)Total assets for corporate and other includes the Company's investments in i-80 Gold and Sandbox (note 6).

	Capital Expenditures(1)
Six months ended June 30,	2022	2021
Mesquite	$11,883	$80,853
Castle Mountain	13,619	7,781
Los Filos	38,956	47,855
Mercedes	7,232	3,766
Aurizona	14,541	10,396
Fazenda	7,142	7,161
RDM	22,651	18,200
Santa Luz	40,346	23,684
Greenstone	129,097	12,361
Corporate and other(2)	10,991	8,116
	$296,458	$220,173
(1)Includes accrued expenditures.
(2)Capital expenditures for corporate and other for the six months ended June 30, 2021 includes capital expenditures at Pilar until April 16, 2021, the date of disposition.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
15.    SUPPLEMENTAL CASH FLOW INFORMATION
The non-cash changes in working capital during the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Increase in trade and other receivables	$(12,781)	$(5,694)	$(11,101)	$(3,866)
(Increase) decrease in inventories	(20,321)	(3,070)	(37,794)	11,567
Increase in prepaid expenses and other current assets	(9,224)	(5,588)	(4,539)	(3,694)
(Decrease) increase in accounts payable and accrued liabilities	(973)	3,991	(39,679)	3,034
Non-cash changes in working capital	$(43,299)	$(10,361)	$(93,113)	$7,041
In addition to the above non-cash changes, there was also an increase in restricted cash and current derivative liabilities relating to subscription receipts of $59.6 million during the three months ended March 31, 2021 which was reversed during the three months ended June 30, 2021 upon exchange of the subscription receipts for common shares.
16.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company's financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At June 30, 2022	Level 1(i)	Level 2(ii)	Level 3(iii)	Total
Marketable securities(1)	$97,720	$—	$—	$97,720
Derivative assets(2)	—	48,010	—	48,010
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(14,136)	(7,426)	(21,562)
Net financial assets (liabilities)	$97,720	$33,874	$(5,132)	$126,462

At December 31, 2021
Marketable securities(1)	$240,530	$—	$—	$240,530
Derivative assets(2)	—	124,452	—	124,452
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(78,271)	(6,586)	(84,857)
Net financial assets (liabilities)	$240,530	$46,181	$(4,292)	$282,419
(1)    Marketable securities and other financial assets are measured at FVOCI.
(2)    Includes current and non-current derivatives (note 8).
There were no amounts transferred between levels of the fair value hierarchy during the six months ended June 30, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
16.    FAIR VALUE MEASUREMENTS (CONTINUED)
(a)Financial assets and financial liabilities measured at fair value (continued)
(i)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(ii)The fair values of derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company's investments in warrants, share purchase warrants and Solaris warrant liability are determined using the Black Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility. The fair values of the Company's gold collar and forward contracts are based on forward metal prices, and the fair values of the Company's foreign currency contracts are based on forward foreign exchange rates.
(iii)The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
(b)Financial assets and financial liabilities not already measured at fair value
At June 30, 2022, the fair values of the Company's financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		June 30, 2022		December 31, 2021
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(i)	3	$9,298	$9,298	$10,321	$10,321
Credit Facility(ii)	2	367,794	374,227	279,621	287,255
Convertible Notes(iii)	2	264,066	317,154	261,061	384,143
(i)The fair values of non-current receivables from sales of the Company's non-core assets are calculated as the present value of expected future cash flows based on expected amounts and timing of future cash flows discounted using a market rate of interest for similar instruments.
(ii)The fair value of the Credit Facility is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(iii)The fair value of the Convertible Notes at June 30, 2022 represents the fair value of the debt component of $274.9 million (December 31, 2021 – $277.7 million) and the fair value of the equity component of $42.3 million (December 31, 2021 – $106.4 million). The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(iv)At June 30, 2022 and December 31, 2021, the carrying amounts of the Company's cash and cash equivalents, restricted cash, trade and other current receivables, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to the short-term nature of the instruments.
17.    CONTINGENCIES AND OTHER RISKS
At June 30, 2022, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At June 30, 2022, the Company recognized a provision of $13.1 million (December 31, 2021 – $11.6 million) for legal matters which is included in other non-current liabilities.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
17.    CONTINGENCIES AND OTHER RISKS (CONTINUED)
(b)Tax
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At June 30, 2022, the Company recognized restricted cash of $5.8 million (December 31, 2021 – $4.6 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may be required to post additional security in the future, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and it is not probable that a cash outflow will occur. Accordingly, no provision has been recognized with respect to these matters.
(c)Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at June 30, 2022 totaling $10.4 million (December 31, 2021 – $9.2 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
(d)COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19.
While the Company's operations continue to experience some effects from the COVID-19 pandemic, there have been no government-mandated shut downs since the second quarter of 2020 and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and workforce participation. Additionally, in 2021 and the six months ended June 30, 2022, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve in 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.